Exhibit 99.1

 Kenon’s Subsidiary OPC Energy Ltd. Announces
Grant of a Commercial Operation License for the Tzomet Power Plant

Singapore, June 22, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that the Tzomet Power Plant (“Tzomet”), a natural gas-fired open-cycle power station in Israel with capacity of approximately 396 MW, which is owned by OPC’s 80%-owned subsidiary OPC Holdings Israel Ltd., has been granted a permanent license to generate electricity (the “License”) following the receipt of approval from the Israeli Electricity Authority and the Minister of Energy, and has commenced commercial operations. The License is for a period of 20 years, and Tzomet has the option to extend the License subject to approval of the Israel Electric Authority.

Tzomet has entered into a power purchase agreement (“PPA”) with Noga - Independent System Operator Ltd. (“Noga”), pursuant to which it is expected to sell energy and available capacity to Noga.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with regard to Tzomet including the grant of the License and the option to extend the License, commencement of commercial operations, the terms of the PPA and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the operations of Tzomet, risks relating to the sale of energy and available capacity under the PPA and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.